EXHIBIT 11

PACIFICA BANCORP, INC.

COMPUTATION OF EARNINGS PER SHARE

	Years Ended December 31,
	2002	2001
Net income (loss)	$108,000	$(2,965,000)
Less accrued perpetual preferred stock dividends	(14,000)	—

Net income (loss) available to common shareholders	$94,000	$(2,965,000)

Computation of average shares outstanding
Shares outstanding at beginning of the period	3,260,368	3,258,208
Additional shares deemed outstanding because of stock dividends	—	—
Additional shares deemed outstanding because of stock splits	—	—
Common stock repurchased	—	(40,920)
Shares issued during the period times average time outstanding during the period	—	48,673

Average basic shares outstanding	3,260,368	3,265,961
Dilutive shares	58,907	—

Average diluted shares outstanding	3,319,275	3,265,961

Net income (loss) per share of common stock:
Basic	$0.03	$(0.91)

Diluted	$0.03	$(0.91)